Exhibit 99.1

Agencia Comercial Spirits Ltd Announces Entry Into Nonbinding Letters of Intent to Evaluate AI Computing Infrastructure and Data Center Opportunities

Taichung City, Taiwan (R.O.C.), Feb. 13, 2026 (GLOBE NEWSWIRE) — Agencia Comercial Spirits Ltd (NASDAQ: AGCC) (the “Company” or “Agencia”), a Taiwan based importer and distributor of whisky products, announced today that it has entered into two separate nonbinding letters of intent as part of the Company’s evaluation of potential diversification into AI computing infrastructure and data center related opportunities, in addition to its existing whisky business.

Proposed AI Server Lease Framework with Ricloud (Nonbinding Letter of Intent)

On January 15, 2026, the Company entered into a letter of intent with Ricloud AI Inc. setting out preliminary terms under which the Company is evaluating a proposed lease arrangement involving high performance AI computing servers based on the NVIDIA B300 platform (Blackwell architecture). The letter of intent contemplates an estimated total contract value of USD 120.0 million and an estimated quantity of approximately 300 units, subject to final configuration, availability and commercial confirmation.

The letter of intent provides for a USD 3.5 million deposit to be paid within five business days following execution. The letter of intent further provides that the deposit is refundable if a definitive lease agreement is not executed for reasons not attributable to a material breach by either party.

Based on the Company’s review of an extract of the NVIDIA Marketplace enterprise partner directory as of February 3, 2026, Ricloud AI Inc. is listed as a Cloud Partner, with “Preferred” focus areas including Compute, Networking, and NVIDIA Enterprise Software. The Company has not received any confirmation from NVIDIA regarding Ricloud’s supply capacity, delivery capability, or the availability of NVIDIA B300 platforms. Inclusion in the NVIDIA Marketplace enterprise partner directory does not constitute a guarantee, certification, or endorsement by NVIDIA of any transaction, and does not represent any assurance of supply capacity or delivery commitment.

The letter of intent reflects preliminary terms only and, with respect to the consummation of any definitive transaction, is generally nonbinding. There can be no assurance that the parties will execute a definitive agreement, or that any contemplated transaction will be completed on the terms described, or at all.

Proposed Indonesia Data Center Site (Nonbinding Letter of Intent)

The Company has also entered into a separate nonbinding letter of intent with an Indonesia based counterparty in relation to a proposed land transaction intended to support the development of an AI computing infrastructure and data center site in Indonesia. The letter of intent contemplates a land parcel of approximately 50,000 square meters. The transaction is contemplated to be undertaken by the Company or through an Indonesian affiliate to be established.

The letter of intent includes (i) an initial USD 180,000 booking deposit for the temporary reservation of the aforesaid land and (ii) a subsequent booking fee of IDR 3,000,000,000 plus VAT (11%), each stated to be nonrefundable in case of cancellation, subject to the terms and conditions set out in the letter of intent.

This letter of intent reflects preliminary terms only and is generally nonbinding with respect to the consummation of any definitive transaction. There can be no assurance that definitive agreements will be executed or that any contemplated transaction will be completed on the terms described, or at all.

Strategic Rationale and Next Steps

The Company is evaluating these initiatives as part of a broader review of strategic opportunities outside its core whisky business. Any entry into AI computing infrastructure and/or data center-related activities will be subject to further evaluation, due diligence, definitive documentation, available financing and liquidity considerations, applicable regulatory considerations, and internal corporate approvals.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Taiwan-based importer and distributor of whisky products, including bottled and cask whiskies, in Taiwan and select international markets. The Company operates through three business segments: (i) procurement and distribution of bottled whisky; (ii) procurement and distribution of raw cask whisky; and (iii) cask-to-bottle and distribution services, including brand-authorized bottling, packaging, and sales. The proposed AI infrastructure initiatives described in this press release represent a potential departure from the Company’s historical line of business and are subject to significant risks and uncertainties.

Forward Looking Statements

This press release contains forward looking statements, including statements regarding the Company’s evaluation of new business initiatives, the negotiation and execution of definitive agreements, and the anticipated scope, timing and completion of any contemplated transactions. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including but not limited to: the risk that definitive agreements are not executed; required regulatory or corporate approvals are not obtained; financing is not available on acceptable terms, or at all; the counterparties are unable to perform; the NVIDIA B300 platform or other necessary technology is not available; and market, regulatory, operational, or other factors adversely affect the Company’s plans. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

Investor and Media Contact

Agencia Comercial Spirits Ltd

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist. Taichung City 42061, Taiwan (R.O.C.)

Phone: + 886-4-22540373

Email: Victsai@agcctw.com